

May 1, 2014

Via E-mail
Peter Leys
Executive Chairman
Materialise NV
Technologielaan 15
3001 Leuven
Belgium

> **Re: Materialise NV**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed April 23, 2014**
> **File No. 333-194982**

Dear Mr. Leys:

     We have reviewed your amended registration statement and have the following comments.

Summary Financial and Operating Data, page 16

1.   We note your disclosures beginning on page 125 that you will issue 300,000 new warrants in accordance with your stock option plan to certain employees and member of the Board of Directors on the closing of this offering. Please expand your disclosures to provide a narrative description of the pro forma effects of this transaction to the extent that the grant would materially impact income from continuing operations and basic and diluted earnings per share in accordance with Articles 11-01(8) and 11-02(b) of Regulation S-X.

5 Goodwill, page F-24

2.   We note your response to comment 6 in our letter dated April 16, 2014, including your reference to the Basis of Conclusions of IAS 36, paragraph 140. The summary of the considerations of the Board specifically states:

> The Board confirmed that its intention was that there should be a link between the level at which goodwill is tested for impairment and the level of internal reporting that reflects the way an entity manages its operations. Therefore, <u>except for entities that do not monitor goodwill at or below the segment level</u>, the proposals relating to the level of goodwill impairment test should *not* cause entities to allocate goodwill arbitrarily to cash-generating units. [Emphasis added.]

As such, it remains unclear how your allocation of goodwill to German CGU complies with the guidance in IAS 36.80(b). Please advise, or revise your testing of goodwill for impairment and the accompanying disclosures.

You may contact Tracey Smith, Staff Accountant at (202) 551-3736 or Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Terence O'Brien for

Pamela Long
Assistant Director

cc: Via E-mail
        Alejandro E. Camacho, Esq., Clifford Chance US LLP